

NEWS RELEASE

FOR IMMEDIATE RELEASE

January 26, 2010

CAPITOL FEDERAL FINANCIAL ANNOUNCES
CHIEF LENDING OFFICER HUEY to RETIRE, JACKSON PROMOTED

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) announced today that Morris J. "Jack" Huey II will retire from the Company on January 29, 2010. Mr. Huey has been with Capitol Federal since 1991 and has served as Chief Lending Officer since 2002. Mr. Huey was elected to the Company's Board of Directors in January 2009.

Mr. Rick C. Jackson has been promoted to Executive Vice President and will become Chief Lending Officer effective January 29, 2010.

Mr. Jackson has been with the Bank since 1993 and has held the position of Community Development Director since 1998. Mr. Jackson has been working with Mr. Huey since March 2009 in transitioning the leadership of the lending operations of the Company. Mr. Jackson serves on the Board of Trustees of the Capitol Federal Foundation. Mr. Jackson graduated with a B.B.A. from Baker University.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank which operates 44 branch offices in Kansas.

News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com